SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND THIRTY-EIGHTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. PLACE: Rua José Izidoro Biazetto, 158, Bloco A, in the city of Curitiba, state of Paraná, with the Board members attending by video conference. 2. DATE: May 4, 2023 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI, Chair; and VICTÓRIA BARALDI MENDES BATISTA, Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS PASSED:

The Board of Directors:

I.	unanimously resolved, with abstention from the nominees, to reelect Marco Antônio Barbosa Cândido and Carlos Biedermann, and Luiz Claudio Maia Vieira, as external member to the Copel’s Statutory Audit Committee, for the term of office from 2023 to 2025. Carlos Biedermann was chosen as the “financial expert” of the Committee, pursuant to the Committee’s Internal Regulations and applicable legislation;
II.	unanimously resolved, with abstention from the nominees, to elect Maria Carmen Westerlund Montera, Marco Antônio Barbosa Cândido and Marco Antonio Bologna as members of Copel's Investment and Innovation Committee, for the term of office from 2023 to 2025;
III.	unanimously resolved, with abstention from the nominees, to elect Marco Antônio Barbosa Cândido, Fernando Tadeu Perez, Fausto Augusto de Souza and Marcos Leandro Pereira as members of the Copel’s Sustainable Development Committee, for the term of office from 2023 to 2025;
IV.	unanimously resolved, with abstention from the nominees, to elect Maria Carmen Westerlund Montera, Jorge Eduardo Martins Moraes and Lucia Maria Martins Casasanta as members of the Copel’s Minority Shareholders’ Committee, for the term of office from 2023 to 2025;
V.	unanimously resolved, with abstention from the nominee, that Lucia Maria Martins Casasanta shall be part of Copel’s Ethical Guidance Council;
VI.	analyzed the preliminary version of the Interim Financial Statements for the 1st quarter of 2023 (consolidated), discussed the matter, and presented recommendations;
VII.	interacted with the external auditor, Deloitte Touche Tohmatsu Auditores Independentes Ltda., on the progress of the works referring to the Interim Financial Statements for the 1st quarter of 2023;
VIII.	analyzed and discussed the preliminary version of the Reference Form - FRE 2023;
IX.	unanimously approved Copel’s 2022 Integrated Report;
X.	unanimously approved the 2023 Governance Report;
XI.	unanimously approved the 2022 Annual Public Policy and Corporate Governance Letter;
XII.	received the results from the 2022 Cycle of the Annual Performance Evaluation for the Members of Statutory Bodies and presented considerations;
XIII.	unanimously approved the supplementary budget for Copel Serviços S.A., intended for Distributed Generation projects;
XIV.	received a report from the Statutory Audit Committee and discussed the matters presented;
XV.	received a report from the Sustainable Development Committee and discussed the matters presented;

XVI.	received a report from the Chief Executive Officer on several corporate topics and discussed the matters presented; and
XVII.	held an Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; MARCO ANTÔNIO BARBOSA CÂNDIDO - Executive Secretary; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; FERNANDO TADEU PEREZ; JORGE EDUARDO MARTINS MORAES; LUCIA MARIA MARTINS CASASANTA; MARCO ANTÔNIO BOLOGNA; MARIA CARMEN WESTERLUND MONTERA; and VICTÓRIA BARALDI MENDES BATISTA - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 238th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 13.

VICTÓRIA BARALDI MENDES BATISTA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 05, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.